Exhibit 21.1

EXZEO GROUP, INC.

Subsidiaries

Subsidiaries of Exzeo Group, Inc.	Jurisdiction of Incorporation
Cypress Tech Development Company, Inc.	Florida
Dark Horse Re, LLC	Florida
Exzeo Insurance Services, Inc.	Florida
Exzeo Software Private Limited	Florida
Exzeo USA, Inc.	Florida